Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in this Registration Statement of Applied DNA Sciences, Inc. on Amendment No. 1 to Form S-1 of our report dated December 17, 2024, which includes an explanatory paragraph as the to the company’s ability to continue as a going concern, with respect to our audits of the consolidated financial statements of Applied DNA Sciences, Inc. and Subsidiaries as of September 30, 2024 and 2023 and for each of the two years in the period ended September 30, 2024 appearing in the Annual Report on Form 10-K of Applied DNA Sciences, Inc. for the year ended September 30, 2024. We also consent to the reference to our firm under the heading “Experts” in the Prospectus, which is part of this Registration Statement.

/s/ Marcum llp

Marcum llp

Melville, NY

January 10, 2025